Exhibit 99.1

Press Release
FOR IMMEDIATE RELEASE

LABOPHARM ANNOUNCES CLOSING OF US$20 MILLION PUBLIC OFFERING OF UNITS

LAVAL, Québec and PRINCETON, NJ (February 18, 2010) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced the closing of its previously announced underwritten public offering of 11,764,706 units.  The units were sold at a price of US$1.70 per unit for gross proceeds of US$20 million.  Net proceeds were US$18,150,000 after deducting underwriting discounts and commissions, and estimated offering expenses.

The Company expects to use the net proceeds from the offering for working capital and other general corporate purposes, including, but not limited to, supporting the commercialization of OLEPTRO™ in the United States, as well as its other existing and new product candidates, and financing its clinical development and regulatory costs of existing and new product candidates.

Each unit in the offering is comprised of one of the Company's common shares and a warrant to purchase 0.5 of a common share. Each whole warrant entitles the holder to acquire one common share of the Company upon payment of US$2.30 per share, exercisable at any time during the period beginning six months after the date of issuance and ending three years following the date of issuance.

Deutsche Bank Securities acted as the sole book-running manager and Canaccord Adams, Dundee Capital Markets and Versant Partners acted as co-managers for this offering.

Copies of the final prospectus supplement and accompanying prospectus relating to this offering, when available, may be obtained by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Labopharm Inc.

Headquartered in Laval, Canada with US offices in Princeton, New Jersey, Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world, including the U.S., Canada, major European markets and Australia. Its second product, OLEPTRO™, a novel formulation of trazodone for the treatment of major depressive disorder in adults, has received regulatory approval in the U.S. and is under regulatory review in Canada.  Labopharm has initiated the European regulatory approval process for its third product, a twice-daily formulation of tramadol-acetaminophen. The Company also has a pipeline of follow-on products in both pre-clinical and clinical development.

This press release contains forward-looking statements which reflect the Company's current expectations regarding future events, including statements concerning the Company’s expectations related to the timing and closing of the offering of units . These forward-looking statements involve risks and uncertainties, many of which are beyond the Company’s control, including risks and uncertainties relating to the completion of the contemplated offering of units . Actual events could differ materially from those projected herein and depend on a number of risks and uncertainties. For additional disclosure regarding these and other risks faced by Labopharm Inc., see the disclosure contained in its public filings in the U.S. with the Securities and Exchange Commission (SEC) and in Canada with the Canadian Securities Administrators (CSA), available on the Investor Relations section of the Company’s website at www.labopharm.com and on the SEC's website at www.sec.gov and on the CSA’s website at www.sedar.com. Investors are cautioned not to place undue reliance on these forward-looking statements.  Unless required by law, the Company undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events, or circumstances or otherwise.

OLEPTRO™ is a trademark of Labopharm Inc.

For more information, please contact:

At Labopharm Mark D'Souza Senior Vice-President and Chief Financial Officer Tel: (450) 686-0207	At The Equicom Group Lawrence Chamberlain Media and Investor Relations Tel: (416) 815-0700 ext. 257 lchamberlain@equicomgroup.com French: Joe Racanelli Tel: (514) 844-7997 jracanelli@equicomgroup.com